FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 The following is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 18 April 2024 pursuant to rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

18 April 2024
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

EARNINGS RELEASE FOR FIRST QUARTER 2024 AND CONSIDERATION OF PAYMENT OF FIRST INTERIM DIVIDEND FOR 2024 AND SPECIAL DIVIDEND

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, notice is given that a meeting of a committee of the Board of Directors of HSBC Holdings plc will be held on 30 April 2024 (the "Board Meeting") to consider the announcement of the Earnings Release for the First Quarter 2024 (the "Results") and to consider (i) the payment of a first interim dividend for 2024 on the ordinary shares; and (ii) the payment of a special dividend on the ordinary shares (together the "Dividend").

Subject to the approval and confirmation at the Board Meeting, the Dividend will be payable on 21 June 2024 to holders of record on 10 May 2024 on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register, the Bermuda Overseas Branch register and for holders of American Depositary Shares in New York.

Further details of the Dividend will be detailed in the Results announcement if approved at the Board Meeting.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson†, David Thomas Nish† and Swee Lian Teo†.

* Non-executive Group Chairman
†    Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 18 April 2024